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                           August 2, 2021

       Robert Azelby
       Chief Executive Officer
       Eliem Therapeutics, Inc.
       23515 NE Novelty Hill Road, Suite B221 #125
       Redmond, WA 98053

                                                        Re: Eliem Therapeutics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 2,
2021
                                                            File No. 333-257980

       Dear Mr. Azelby:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Notes to Condensed Consolidated Financial Statements
       Note 9. Subsequent Events, page F-43

   1. Please quantify the amount of the stock compensation expense you expect to recognize for the grants issued
subsequent to March 31, 2021.
 Robert Azelby
FirstName  LastNameRobert Azelby
Eliem Therapeutics, Inc.
Comapany
August     NameEliem Therapeutics, Inc.
       2, 2021
August
Page 2 2, 2021 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Alan Hambelton, Esq.